UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 05, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President

Results Public Meeting

Santander

APIMEC - 2010

Agenda

1. Santander in the World
2. Santander in Brazil
3. Corporate Governance
4. Sustainability
5. Results
6. Santander and the Stock Market

Santander in the World:

The first financial group in Spain and Latin America and with a major presence in Western Europe and the United Kingdom.

169,000
employees worldwide

Present in over
40 countries

Over
13,000 branches

Santander operates all over the world, bound by its corporate values...

- Professional Ethics
- Client Orientation
- Innovation
- Leadership
- Strength (Solidity)
- Dynamism

...and with a

business model

founded on the following principles:

Focus on Retail

- International bank with most branches in the world

Risk Control and Management

- A bank with a low and predictable risk profile

Geographic Diversity

- Balanced position in mature and emerging markets, present in over 40 countries

Efficiency

- Cutting edge technology serving operational efficiency

Capital Discipline

- High solvency and solid capital indexes

And we are among the largest financial groups in the world

Significant results in retail and wholesale operations

EUR MM	2009
Assets	1,110,529
Credit	682,551
Net Worth	73,871
Total Funds under Management	1,245,420
Attributed Net Profit	8,943

Eighth largest bank in the world in market value

	Market Value (EUR Bi)
1. ICBC	174.8
2. HSBC	140.4
3. China Construction	130.4
4. Bank of America	121.8
5. JPMorgan Chase & Co	121.6
6. Bank of China	106.5
7. Wells Fargo	104.1
8. Santander	78.6
9. Citigroup	71.2
10. BNP Paribas	63.0

Source: Bloomberg 26/02/2010

As a result we are a

global benchmark

Santander shows how to make a profit out of a crisis

Santander takes on rivals

Banks

Santander upbeat on 2009 figures

Rebaja su previsión de mora al 3,5% y sacará a Bolsa el 15% de Banco Real

Santander quiere mantener este año el liderazgo mundial por beneficios

Santander's new empire

Bank's acquisitions help to limit pain from debt provisions

Diversified bank fends off rising provisi

Santander in pole position as rivals wait in the pits


TIME
F.A.D. BANK
Santander

Santander

Widely recognized


The Banker
Global Bank of the Year 2009
SANTANDER

Bank of the year[1]:

- in the world
- in Western Europe
- in Spain
- in the United Kingdom
- in Germany
- in Portugal

[1]The Banker magazine

Our country plays an important role in the group

Share in business
Grupo Santander Dec/09


Brazil
20%
Spain
26%
Latin America
16%
Consumer Finance and Portugal
11%
Continental Europe
11%
United Kingdom
16%

Santander

We believe in Brazil



Phrase of the day

"Brazil has become a world powerhouse through its own efforts and is now the country of the present"

EMILIO BOTÍN
President of Banco Santander



Econômicas

"O Brasil hoje está na moda. É para o Santander, não é uma moda passageira. Os mercados estão premiando a excelente gestão econômica"

Emilio Botín, presidente do conselho de administração do Santander

The country shows its economic prowess...

Inflation under Control



FHC 1
FHC 2
Lula 1
Lula 2
916.4 %
Level of Investment
22.5%
9.6%
5.2%
1.7%
8.9%
6.0%
7.7%
12.5%
9.3%
7.6%
5.7%
3.1%
4.5%
5.9%
4.3%
4.9%
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010E

Source: IPCA-IBGE and Focus

Reduced Interest Rate



Selic Nominal Rate (%)
Selic Real Rate (%)
17
13
18
8
18
13
13
12
11
7
14
6
9
5
11
6
2003 2004 2005 2006 2007 2008 2009 2010E

Source: Banco Central and Focus

GNP % (YoY Growth)



2.5%
1.1%
0.8%
5.5%
0.8%
-0.3%
2003 2004 2005 2006 2007 2008 2009 2010E
Brazil
USA
Euro zone

Source: IMF, World Economic Outlook Jul/2009 and Market Estimates

...in addition to its social revolution.

New social class emerging


Lower Class
Middle Class
% of population
42.4
29.2
53.2
18.3
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06
Jun-07
Jun-08
Jun-09

Unemployment Rate (%)


11,5
9,8
10,0
9,3
7,9
8,1
7,4
2004
2005
2006
2007
2008
2009
2010E

From 2003 to 2008

25.9 million Brazilians joined the middle class

19.4 million Brazilians left the lower class behind

Source: IBGE

We are experiencing a phase of favorable demographic transition


90%
80%
70%
60%
50%
40%
1950 1960 1970 1980 1990 2000 2010 2020 2030 2040 2050
Demographic Bonus
Active Population = 15-64 years old

More people at productive age, with higher levels of education and better health conditions.
There is greater and better human capital.

Source: IBGE

We made the largest
IPO in the world in 2009




Santander
BRASIL


Santander
BRASIL


Oferta de ações Santander.
Estamos crescendo

Agenda

1. Santander in the World
2. Santander in Brazil
3. Corporate Governance
4. Sustainability
5. Results
6. Santander and the Stock Market

We have a long history in Brazil


Opening of Representative Office and founding of Santander Investments
1982-1991
Acquisition of Geral do Comércio and Noroeste
1997
Acquisition of Meridional, Bozano Simonsen and Banespa
2000
2007
Santander acquires Banco Real
Santander
BANCO REAL
2003
Acquisition of Sudameris
April
2009
Merger of Banco Real
1998
Acquisition of Banco Real and Bandepe
Founding of Banco Holandês da América do Sul / Banco da Lavoura de Minas Gerais
1917-1925

Today we are the 3rd largest private bank in the country

Market share in terms of number of branches (%)
December 2009



North: 5% of GNP
Share: 5%
Northeast: 13% of GNP
Share: 7%
Mid-west: 9% of GNP
Share: 6%
South: 16% of GNP
Share: 9%
Southeast: 57% of GNP
Share: 16%

Solid distribution platform…

- Bank with one of the largest number of locations in the South/Southeast region (73% of GNP)

2,091 branches	1,502 mini-branches	18,094 ATMs

10.1 million

current account holders[1]

1. Clients making cash deposits in a period of 30 days, according to the Brazilian Central Bank.

Santander

Client satisfaction

is the key to profitability

- Get to know the needs of our retail clients in order to increase the offer of services and innovative products.
- Specialized managers and differentiated spaces (branches and *Van Gogh*).
- Differentiated service, with regional platforms, backing up the growth of medium and large sized companies all over the country.



- Excellence in execution creating satisfaction and bonds with small sized companies.
- Consolidate and deepen relationships with major multinational companies.
- Specific models for service channels.

We unite **global capacity** and a **major local presence** in a single platform

Santander	BANCO REAL
Network • São Paulo and South region	**Network** • Rio de Janeiro, Minas Gerais, and parts of the Northeast
Sectors • Medium range income and civil servants	**Sectors** • High range income and small and medium sized companies
Business • Credit cards, payroll loans	**Business** • Vehicles and mortgages

\+

Santander Global Platform

- Global sourcing scale
- International and differentiated IT Platform
- Capacity to replicate global products
- Efficient risk management
- Multinational client base

Integration is on track

1. Integrated Senior Management ✓
2. Integrated Central Areas ✓
   - Risk Assessment, Human Resources, Marketing, Accounting, Compliance, etc
3. Integrated Wholesale, Private & Asset ✓
   - GB&M, Corporate, and Middle
4. Integrated ATMs ✓
   - ATM Platform
   - Improvements in branch infrastructure
5. Back Office Systems ✓
   - Unification of teller management and clearance
   - Credit card systems
6. Complete Integration / Unification of Networks
   - "Big Bang" of branches
   - Integration of call centers

Aug 2008 — Mar 2009 — May 2010 — Sep 2010

Juntos

"Together" is more than the union of two banks.

"Together" is business vision.
Aimed at the people in the middle.

Juntos

we are providing our clients with the best each bank has to offer

Santander Master



- The two best ideas for overdrafts, now together
- 10 interest free days a month*
- Payment of debt in installments for half the interest charged on overdrafts

Van Gogh Services



Santander
VAN GOGH

- Santander launches the Van Gogh services for high income clients, offering adequate and innovative financial solutions

Auto Max



Sua Proteção
Santander
para o seu carro
ter proteção
com economia

- Santander and Banco Real adopt a single format for contracting and selling insurance in Brazil
- Insurance sales are optimized using this process

Santander Flex and Real Flex



flex
flex
VISA

- 5 more days to pay the bill every month
- One interest free month a year
- Payment of debt in installments for half the interest charged on credit cards

*Consecutive or alternate days. 11 days after using the credit limit, interest will be charged on the whole period.
IOF will be charged on the first working day of each month.

Santander

Results of synergy

Estimated cost synergy


R$ million
800
1,600
2,400
2009
2010
2011

We achieved R$ 1.1 billion in cost synergy, surpassing estimates by R$ 300 million

Santander

Agenda

1. Santander in the World
2. Santander in Brazil
3. Corporate Governance
4. Sustainability
5. Results
6. Santander and the Stock Market

Corporate Governance

NÍVEL 2
BM&FBOVESPA

Banco Santander is a Level 2 company
with 100% tag-along

The bank is managed by an Administrative Board and an Executive Board of Directors, backed up by specialized committees

Administration Council

Marcial Angel Portela Alvarez – President
Fabio Colletti Barbosa – Vice-President

José Antonio Alvarez Alvarez - Member
José de Menezes Berenguer Neto* - Member
José de Paiva Ferreira* - Member
José Manuel Tejon Borrajo - Member

Celso Clemente Giacometti* – Independent Member
José Roberto Mendonça de Barros – Independent Member
Viviane Senna Lalli – Independent Member

* Elected on 03/02/2010. Acceptance of office pending approval of the Banco Central do Brasil

Santander

Specialized Committees

Main Committees:

- Executive Committee for Technology
- Audit Committee*
- Executive Committee for New Products
- Executive Committee for Operational Risks
- Executive Committee for Assets and Liabilities
- Executive Committee for Credit, Market and Counterpart Risk
- Executive Committee for the Prevention of Money Laundering and Compliance

* Only the Audit Committee is a statutory committee

OUR MODEL


Liderança no Setor e Referência na Sociedade
Resultado para Acionistas
Satisfação de Clientes
Engajamento dos Funcionários
Parceria com Fornecedores
Respeito ao Meio Ambiente
Envolvimento com a Sociedade
Sustentabilidade
Gestão
Serviços
Produtos
O valor das ideias
CONFIANÇA

Aspirations: to be the best and most efficient bank in the country

To be the best bank in Brazil in	Generation of Profits for Shareholders
To be the best bank in	Client Satisfaction
To be the best bank	to work at
To create the brand name	which is the most recognized and attractive among banks in Brazil

Agenda

1. Santander in the World
2. Santander in Brazil
3. Corporate Governance
4. **Sustainability**
5. Results
6. Santander and the Stock Market

What we are dealing with...

Economy

Society

Environment

It is not a question of relinquishing profits, but of including social and environmental dimensions in all of our decisions.

Think and act systemically!

Business Consistent with sustainable development

Nature of the business

- ✓ Microcredit
- ✓ Socio-environmental Risk
- ✓ Socially Responsible Investments
- ✓ Financing of Renewable Energy and Sustainable Construction
- ✓ Carbon Market

Universal

- ✓ Suppliers
- ✓ Diversity
- ✓ Sustainability Report
- ✓ Eco-efficiency
- ✓ Private Social Investment
- ✓ Education
- ✓ Processes

Credibility

Innovation

Sustainability


OBRA
SUSTENTÁVEL
Esse é o nosso norte.
FSC


Papa-Pilhas
Santander
Papa-Pilhas
Santander
Santander

- Socio-environmental Risk Assessment
- Green Protocol
- The Equator Principles
- Practical Space
- Sustainable Construction
- Battery Recycling
- Certified Paper

Private Social Investment

projeto Escola Brasil

RESULTS

PEB – November 2009.

- Nº of volunteers: 1,970
- Nº of partner schools - 168


Programa
Amigo de Valor

RESULTS

- R$ 6.9 million raised
- Aid for 31 cities in 17 states

Agenda

1. Santander in the World
2. Santander in Brazil
3. Corporate Governance
4. Sustainability
5. Results
6. Santander and the Stock Market

Results: Pro Forma IFRS: Profit increases by 41% YoY

R$ Million	2009	2008	Var. 12M (%)
Net Interest Income	22,167	19,231	15.3%
Net Commissions	6,238	5.866	6.3%
Profit/loss from financial assets and liabilites and varying exchange rates	2,665	777	243.0%
Other income / Operating expenses	(116)	(75)	54.7%
Other Results	325	344	-5.5%
Total Income	31,279	26,143	19.6%
Expenses	(10,947)	(11,532)	-5.1%
Depreciation and amortization	(1,249)	(1,236)	1.1%
Provisions	(3,481)	(1,702)	104.5%
Loss from assets (net)	(10,868)	(6,655)	63.3%
Net profit from disposal of assets	3,403	54	n.a.
Net Profit before tax	8,137	5,072	60.4%
Income Tax	(2,629)	(1,159)	126.8%
Net Profit	5,508	3,913	40.8%

Results: Net Profit



Net Profit Growth History
R$ MM
13%
30%
41%
2,170
2,445
3,007
3,917
3,913
5,508
6M08
6M09
9M08
9M09
2008
2009

Results: Gross Revenues vs General Expenses



Gross Income¹ and General Expenses²
7,055
7,776
3,173
2,893
4Q08
4Q09
R$ MM
4T09 vs. 4T08 (%)
Gross Income
10.2%
General Expenses
-8.8%

1. Excludes the Cayman Hedge. The growth of gross income including the Cayman Hedge was 19.5% (4T09 vs 4T08)
2. Does not include amortization

Santander

Business: Loans Evolution


R$ Billion
1.7%
4.1%
136.0
137.1
134.2
132.9
138.4
Dec.08
Mar.08
Jun08
Sep.08
Dec09

R$ Million	2009	2008	Var. 12M(%)	Var. 3M(%)
Individuals	43,352	39,153	10.7%	2.2%
Consumer Financing	24,627	24,757	-0.5%	1.7%
Small and Medium sized Companies	32,417	34,289	-5.5%	4.5%
Large sized Companies	37,998	37,839	0.4%	7.7%
Total[1]	138,394	136,039	1.7%	4.1%

✔ Including portfolios submitted by other banks (not considered in the IFRS credit portfolio), the increase in loans over twelve months would be 3% and 4.2% in the quarter.

1. In 2009, the bank acquired, through its Cayman branch, financing and export credit contracts with Brazilian clients to the amount of US$ 1,977 million, equivalent R$ 3,442 million. In the 4Q09, the amount was US$ 1.170 million.

Santander

Business: Evolution of Individual Credit by Products

Payroll Loans[1]


R$ MM
33%
7,650
10,176
Dec.08
Dec.09

Vehicles


R$ MM
2.8%
21,949
22,575
Dec.08
Dec.09

Cards


R$ MM
21.4%
6,980
8,472
Dec.08
Dec.09

Mortgages[2]


R$ MM
30.6%
6,957
9,086
2,483
3,860
4,474
5,226
55.5%
16.8%
Dec.08
Dec.09
Individual
Corporate

1. Includes purchase of portfolios for R$ 2,220 million in Dec/09 and R$ 443 million in Dec/08
2. Includes individual and corporate financing

Business: Credit Quality

NPL 90 IFRS[1] (%)


8.3
8.6
8.8
9.7
9.3
5.7
6.0
7.0
7.7
7.2
3.9
4.2
5.7
6.1
5.3
4Q08
1Q09
2Q09
3Q09
4Q09
IND
COR
Total

NPL 90 BRGAAP[2] (%)


6.4
7.2
7.4
7.9
7.8
3.9
5.0
6.2
6.5
5.9
2.0
3.2
5.1
5.3
4.2
4Q08
1Q09
2Q09
3Q09
4Q09
IND
COR
Total

IFRS Coverage[3]


106%
107%
97%
101%
102%
4Q08
1Q09
2Q09
3Q09
4Q09

1. Portfolio overdue by more than 90 days plus normal credit with high risk of default / management credit portfolio
2. Portfolio overdue by more than 90 days / credit portfolio in BRGAAP
3. Provisions of high default risk credit / portfolio overdue by more than 90 days plus normal credit with high risk of default .

Santander

Results: Indicators

Efficiency[1] (%)


-9.1 p.p.
44.1
35.0
2008
2009

Recurrence[2] (%)


6.1 p.p.
50.9
57.0
2008
2009

ROE (adjusted)[3] (%)


2.6 p.p.
16.8
19.3
2008
2009

Basel[4] (%)


10,9 p.p.
14.7
25.6
2008
2009

1. Efficiency indexes for 2008 and 2009, excluding the Cayman hedge, would be 43.1% and 36.3% respectively.
2. Recorrência (Net Commissions/General Expenses).
3. Adjusted ROE excludes the effect of premiums calculated on the acquisition of Banco Real and Real Seguros Vida e Previdência.
4.Excluding premiums.

Highlights

Evolution of net profit growth: 6M09/6M08 =13%; 9M09/9M08 = 30% and 12M09/12M08 = 41%

The integration process is on track using the best practices of each bank

Improved indicators of Management and Solidity

Cost synergy of R$ 1.1 billion in 2009, R$ 300 million more than expected

Agenda

1. Santander in the World
2. Santander in Brazil
3. Corporate Governance
4. Sustainability
5. Results
6. **Santander and the Stock Market**

Stock performance


110%
105%
100%
95%
90%
85%
06/10/09
10/11/09
14/12/09
20/01/10
26/02/10
99%
91%
SANB11
IFNC

IFNC: BM&F Bovespa Financial Industry Index

Volume of Trading's and Dividends

Total Volume Traded – Includes SANB3, SANB4, SANB11, BSBR (R$ million)



1.048
1.200
1.000
800
600
400
200
0
9/10
5/11
1/12
28/12
22/1
26/2

R$ 1,575 million distributed in dividends

Equivalent to 4.1% of annual income[1]

1: Calculated on the price of the initial public offering of shares/units at R$ 23.50

Santander

Why invest in Santander?

Biggest international bank in Brazil

The integration of Banco Real enabled Santander to become a major player in the market

Cost synergy of R$ 2.4 billion by 2011

16% market share in the Southeast region, representing 57% of GNP

Why invest in Santander?

Growth strategy focused on the most profitable sectors and products

Growth of credit portfolio

Plans to open 600 branches in 4 years to expand area of operations

Exclusive channel for shareholders

Santander
ACIONISTAS

Service Channels:

Shareholders
Tel.: 0800 286 8484
E-mail: acionistas@santander.com.br

Site: www.santander.com.br/acionistas

Focus:

Individual Investors and Companies (non-institutional).

Relationships with Investors

Service Channels:

Investors
Tel.: (11) 3553 3300
E-mail: ri@santander.com.br

Site: www.santander.com.br/ri

Focus:

Institutional Investors and Analysts

Primeira Reunião

APIMEC-SP

2010

Exclusive channel for shareholders

Santander
ACIONISTAS

Service Channels:

Shareholders
Tel.: 0800 286 8484
E-mail: acionistas@santander.com.br

Site: www.santander.com.br/acionistas

Focus:
Individual Investors and Companies (non-institutional).

Relationships with Investors

Service Channels:

Investors
Tel.: (11) 3553 3300
E-mail: ri@santander.com.br

Site: www.santander.com.br/ri

Focus:
Institutional Investors and Analysts